UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

April 26, 2024

In accordance with the provisions of Article 28 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SMV-01, we hereby informed that today Costa del Sol S.A. and Consorcio Inti Punku - formed by Sacyr Construcción S.A., Sucursal del Perú and Sacyr Construcción Perú S.A.C. and Cumbra Perú S.A.- have signed the “Contract for the construction of two (2) Costa del Sol hotels at Jorge Chavez International Airport”.

The contract is for the construction of the hotel project of Costa del Sol S.A. within the Jorge Chavez International Airport, as a complement to the New Terminal, which will occupy a land area of 4,967 m2 for the development of an 5-star category Upper Upscale Hotel and a 3-star category Limited Services Hotel.

The contract amount for the first stage for the Upper Upscale Hotel is US$ 24,189,020.00 (without VAT) and the execution term is 13.5 months; and the amount and term for the second stage for the Limited Services Hotel will be agreed upon once the first stage is completed.

This project joins the other two projects being developed by the Inti Punku Consortium, of which Cumbra Perú S.A. is part, becoming a reference in the construction sector in the region and, particularly, in the real estate development of the new Airport City in charge of Lima Airport Partners.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	April 26, 2024

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